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100 Oliver Street Boston, MA 02110-2605
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www.dechert.com

STEPHEN FERRARA
stephen.ferrara@dechert.com
+1 617 728 7134 Direct
+1 617 275 8418 Fax

May 23, 2014

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC Files Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me on May 15, 2014 with respect to the Registrant’s Post-Effective Amendment No. 125, filed on March 31, 2014 relating to Hartford Global Equity Income Fund (formerly, The Hartford Global Research Fund) (the “Fund”). On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Prospectus.

1. Comment:

With respect to the Fund’s expense table, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item for Class A shares to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:

Shareholders of the Fund will generally not be subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares.  However, investments of $1 million or more in Class A shares — which qualify for a full waiver of the Class A shares’ front end sales charge — are subject to a CDSC of 1.00% on any shares sold within 18 months of purchase.  This fact is disclosed in the “How Sales Charges are Calculated” section of the Fund’s Prospectus.  The Registrant believes that disclosure of this 1.00% CDSC is material to investors, but believes that it is inappropriate to identify such CDSC in the expense table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such sales charges.  Prior to the introduction of the summary prospectus, the Registrant had only disclosed the Class A shares 1.00% CDSC in a footnote to the expense table.  In its implementation of the summary prospectus, the Registrant removed the footnote and included a cross reference to the disclosure of the Class A shares 1.00% CDSC in the “How Sales Charges are Calculated” section of the Prospectus in the narrative introduction to a fund’s expense table.  When the Securities and Exchange Commission (“SEC”) staff (the “Staff”) indicated in its comments to the Registrant’s summary prospectus that such language in the introduction to the expense table is not permitted by Form N-1A, the Registrant removed the cross-reference and added the parenthetical in the expense table indicating that no deferred sales charge applies to Class A investments of under $1 million.  As a result of certain limitations imposed by XBRL, the Registrant had proposed to revert to using only a footnote to disclose this CDSC as part of a previous annual update to the Registrant’s registration statements.  However, the Registrant again received a comment from the SEC staff indicating that the footnote could only be included to the extent the sales charges referred to in the footnote were included in the expense table.  Accordingly, in order to address the staff comment, the Registrant reinserted the parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares where under $1 million is invested, such that the deferred sales charge is included in the table.  As indicated above, the Registrant believes that further revision to the expense table to reflect a 1.00% deferred sales charge would be inappropriate and potentially misleading.  For these reasons, the Registrant respectfully declines to make the proposed change.

2. Comment:

With respect to the Fund’s expense table, to the extent acquired fund fees and expenses exceed 1 basis point of the Fund’s average net assets, please include a line item in the expense table for “Acquired fund fees and expenses.”

Response:

As acquired fund fees and expenses are not expected to exceed 1 basis point of the Fund’s average net assets during the fiscal year, the Registrant has not included a line item for “Acquired fund fees and expenses” in the Fund’s expense table.

3. Comment:

Please confirm supplementally that the expense reimbursement agreements described in the footnote to the Fund’s expense table cannot be unilaterally terminated by Hartford Funds Management Company, LLC or Hartford Administrative Services Company, respectively, prior to the date set forth in the footnote.

Response:

The Registrant confirms that the expense reimbursement agreements described in the footnote to the Fund’s expense table cannot be unilaterally terminated by Hartford Funds Management Company, LLC or Hartford Administrative Services Company, respectively, prior to the date set forth in the footnote.

4. Comment:

With respect to the Fund’s expense example, please confirm supplementally that the expenses set forth in the expense example reflect the impact of the expense reimbursement agreements set forth in the Fund’s expense table and accompanying footnote only for the initial period set forth in the footnote.

Response:

The Registrant confirms that the Fund’s expense example reflects the impact of any contractual limitations on operating expenses set forth in the Fund’s expense table and accompanying footnote only for the initial period set forth in the footnote.

5. Comment:

The Principal Investment Strategy section states that “Wellington Management may favor certain industries at times based upon the relative attractiveness of stocks within those industries, macroeconomic factors, or the availability of stocks at attractive prices.” To the extent that these industries are known, please disclose these industries and include a discussion of their attendant risks.

Response:	Wellington Management may favor certain industries in response to real-time changes in market conditions and the identification of any such industries is a dynamic, fluid process. As these industries are thus subject to change and none are known at this time, the Registrant believes it would be inappropriate to disclose any such industries and their attendant risks in the prospectus.

Additionally, the Registrant notes that although the Fund may favor a particular industry or industries from time to time, the Fund will not concentrate in any industry consistent with its industry concentration policy.

6. Comment:	Please relocate “Mid Cap and Small Cap Stock Risk” from the Additional Risks and Investment Information section to the Main Risks section in both the summary prospectus and statutory prospectus.

Response:

The Registrant does not consider investments in mid- and small-capitalization issuers to rise to the level of a principal investment strategy of the Fund on their own, although such investments are used in connection with a principal investment strategy. Because the Fund’s investments in such issuers do not on their own rise to the level of a principal investment strategy, the Fund has included “Mid Cap and Small Cap Stock Risk” in the Additional Risks and Investment Information section of the statutory prospectus.

7. Comment:	Please delete the cross-reference in the summary prospectus to the “Related Composite Performance” section in the statutory prospectus as it is neither permitted nor required by the Form.

Response:

While the Registrant recognizes that Form N-1A does not require such a reference, the Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Fund and that omitting such a reference may suggest to shareholders that all information relating to the Fund is contained in the summary section. Accordingly, the Registrant respectfully declines to delete the cross-reference in the summary prospectus to the “Related Composite Performance” section in the statutory prospectus.

8. Comment:	Please confirm supplementally whether any advance notice to shareholders is required prior to a change in the Fund’s investment goal. If so, please indicate the notice period in the prospectus.

Response:

The Fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval. The Fund is not required to provide advance notice in the event of a change in its investment goal. Accordingly, the Registrant will consider whether advance notice to shareholders is appropriate based on the nature and extent of the change.

9. Comment:

The Staff notes that, with respect to the Fund’s 80% investment policy under Rule 35d-1, the Investment Policies section states that: “[I]n appropriate circumstances, synthetic investments may count toward the 80% minimum if they have economic characteristics similar to the other investments included in the basket.” Please confirm supplementally whether synthetic investments will be used to satisfy the Fund’s 80% investment policy. If synthetic investments will be used to satisfy the Fund’s 80% investment policy, please describe supplementally how they will be valued for purposes of the policy.

Response:

As with other Hartford Funds, synthetic investments may be used to satisfy the Fund’s 80% investment policy for purposes of Rule 35d-1, at the discretion of its investment manager and/or investment sub-adviser and in accordance with the principal investment strategy. To the extent that synthetic investments are used to satisfy the Fund’s 80% investment policy, although the valuation methodology varies depending on the type of synthetic investment, the valuation methodology used for a particular synthetic investment is as stated in the Fund’s valuation policy and is one that is commonly used within the industry for such investment.

10. Comment:

Please confirm supplementally whether a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available on the Fund’s website. If so, please indicate this in the prospectus.

Response:

The Registrant notes that a description of the Fund’s policies and procedures regarding the disclosure of portfolio holdings is not currently available on the Fund’s website. The Registrant will therefore not make any changes to the prospectus in response to this comment.

11. Comment:

With respect to the legal proceedings disclosed in the statutory prospectus, please confirm supplementally that the Registrant has complied with the filing requirements of Section 33 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:	The Registrant confirms that it has complied with the filing requirements of Section 33 of the 1940 Act with respect to the legal proceedings disclosed in the statutory prospectus.

Sincerely,

/s/ Stephen R. Ferrara

Stephen R. Ferrara

cc:                  Alice A. Pellegrino
John V. O’Hanlon